Exhibit 99.1

Alterity presents at Finance News Network investor event

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 2nd December 2020: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”) CEO and Chairman Mr Geoffrey Kempler will present to investors at the Finance News Network event today at 12.55pm.

The event is partnered with stockbroking firm Shaw and Partners and is expected to be attended by trustees of self- managed superannuation funds, high net-worth investors, research analysts, client advisers, and retail investors. The presentations can be accessed via the following link https://www.finnewsnetwork.com.au/page/investor-events

Mr Kempler will provide a broad overview of Alterity’s investment proposition including:

●	The progress of the company’s lead compound ATH434 for the treatment of Multiple System Atrophy (MSA) which has successfully completed a phase 1 clinical trial.
●	The initiation of a Natural History Study at Vanderbilt University Hospital in the US which will provide important data to inform the phase 2 clinical study.
●	The expected commercialisation pathway for ATH434.
●	The track record and experience of the commercialisation team which has successfully received FDA approval for three new drug applications in the neurodegenerative space.

END

Authorization & Additional information
This announcement was authorized by Geoffrey Kempler, Chairman and CEO of Alterity Therapeutics Limited.

Contact:

Investor Relations

Rebecca Wilson, WE Communications

E: WE-AUAlterity@we-worldwide.com

Tp: +61 3 8866 121

About Alterity Therapeutics Limited and ATH434

Alterity’s lead candidate, ATH434 (formerly PBT434), is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. ATH434 has been shown to reduce abnormal accumulation of α-synuclein and tau proteins in animal models of disease by redistributing labile iron in the brain. In this way, it has potential to treat Parkinson’s disease and atypical forms of Parkinsonism such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP).

ATH434 has been granted Orphan designation for the treatment of MSA by the US FDA and the European Commission.

For further information please visit the Company’s website at www.alteritytherapeutics.com.

About Multiple System Atrophy

Multiple System Atrophy (MSA) is a rare and rapidly progressive neurological disorder affecting adults. It has no known cause. In addition to presenting with motor symptoms like those in Parkinson’s disease, individuals with MSA may also experience loss of ability to coordinate voluntary movements and impaired regulation of involuntary body functions such as blood pressure, bowel and bladder control. Most of these symptoms are not addressed by available drugs for patients with Parkinson’s disease. As the condition progresses, daily activities become increasingly difficult and complications such as increased difficulty swallowing, vocal cord paralysis, progressive immobility, and poor balance become more prominent. Symptoms tend to appear after age 50 and rapidly advance, leading to profound disability.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, ATH434 (formerly PBT434), and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, uncertainties relating to the impact of the novel coronavirus (COVID-19) pandemic on the company’s business, operations and employees, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to ATH434.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

C ON F I DE NTI AL 1 Alterity Therapeutics (NASDAQ:ATHE, ASX:ATH) Geoffrey Kempler, CEO and Chairman December 2020

Forward Looking Statements This presentation may contain some statements that may be considered “Forward - Looking Statements”, within the meaning of the US Securities Laws. Thus, any forward - looking statement relating to financial projections or other statements relating to the Company’s plans, objectives, expectations or intentions involve risks and uncertainties that may cause actual results to differ materially. For a discussion of such risks and uncertainties as they relate to us, please refer to our 2020 Form 20 - F, filed with US Securities and Exchange Commission, in particular Item 3, Section D, titled “Risk Factors.’’ 2

Our Purpose We exist to create an alternate future for people living with neurodegenerative diseases. An alternate, healthier life. We’re here to disrupt the trajectory for people with these diseases. CONFIDENTIAL 3

4 Allowance of US patent for next generation compounds to treat neurodegenerative diseases Raises $35M in placement to international and Australian institutions and sophisticated investors Commences enrolling Multiple System Atrophy patients in bioMUSE Study ATH 434 reduces α - synuclein pathology, preserves neurons, and improves motor performance US FDA provides development pathway for ATH 434 ATH434 crosses blood brain barrier in humans; clinically tested doses achieved concentrations in the brain Year in Review ATH434 clinical data presented at the 2019 MDS Congress Completion of Phase 1 Clinical Trial European Commission approves Orphan Designation

Parkinsonian Disorders – A Significant Unmet Need



Lees et al. Lancet 2009

- Parkinsonism is a syndrome of motor symptoms that includes slowness of movement, stiffness and tremor
  - Major source of disability


MSA
Parkinson's Disease
PSP

- Parkinsonian disorders also include atypical variants such as Multiple system atrophy (MSA) and Progressive supranuclear palsy (PSP)
  - Atypical forms have prominent non-motor symptoms and a limited response to available treatments
  - Lead indication is MSA, a highly debilitating disease with no approved treatments

5

Excellent Progress with Lead Drug Candidate ATH434 6 ▪ Robust efficacy in animal models of disease ▪ Evidence of neuroprotection with ATH434 treatment ▪ Findings corroborated in multiple labs ▪ Orphan Designation granted in US and EU in 2019 ▪ US Food and Drug Administration (FDA): 7 years of market exclusivity ▪ European Commission: 10 years of market exclusivity ▪ Estimated U.S. prevalence of MSA is 11,000 to 14,000 patients ▪ Completed Phase 1 ▪ Orally bioavailable, brain penetrant ▪ ATH434: safe and well tolerated ▪ Achieved brain levels of ATH434 comparable to efficacious levels in animal models of MSA ▪ Preparation for Phase 2 underway ▪ Natural history/P2 optimization study commenced ▪ Long term toxicology ongoing ▪ GMP manufacturing of API and tablets progressing to plan ▪ FDA meeting to set development path ▪ Qualitative research with U.S. neurologists completed ▪ 15 movement disorder specialists and 15 general neurologists ▪ Selected MSA as lead indication

bioMUSE Natural History Study • Design: Observational (no treatment) • Objective: De - risk Phase 2 study • Identify biomarker(s) suitable for endpoint in treatment study • Evaluate the change in biomarkers and clinical manifestations in patients with early MSA to track disease progression • Population: Early MSA patients similar to Phase 2 population • Observation period: 12 months • Initial cohort: 10 • Biomarkers • MRI: Iron content, neuromelanin, oxidative stress, regional blood flow/metabolism • Protein: neurofilament light protein (CSF, plasma), Aggregating α - synuclein (CSF), phos - α - synuclein (skin) • Wearable movement sensors • Clinical Endpoints • Clinical: Motor exam, function/ADL inventory, global assessments of severity and change (clinician, patient) • Functional: Timed Up and Go, 2 min Walk Test 7

Phase 2 Study Design

Alterity THERAPEUTICS

- Design: Randomized, double-blind, placebo controlled
- Objectives
  - Assess target engagement and preliminary efficacy of ATH434
  - Evaluate safety and tolerability of ATH434
- Population: Early MSA patients (parkinsonian variant) with motor symptoms ≤ 3 years
- Sample size: 60
- Treatment: 6 months duration
  - ATH434 high dose
  - ATH434 low dose
  - Placebo
- Biomarkers
  - MRI: Iron content, neuromelanin, oxidative stress, regional blood flow/metabolism
  - Protein: neurofilament light protein (CSF, plasma), Aggregating α-synuclein (CSF), phos-α-synuclein (skin)
  - Wearable movement sensors
- Clinical Endpoints
  - Clinical: Motor exam, function/ADL inventory, global assessments of severity and change (clinician, patient)
  - Functional: Timed Up and Go, 2 min Walk Test
- Safety Endpoints: AEs, clinical laboratory parameters, 12-lead ECGs

CONFIDENTIAL 8

Commercial Opportunity – Multiple System Atrophy
Independent Analysis

SUBSTANTIAL UNMET NEED

Severely debilitating, fatal illnesses with no current treatments are ripe for new entrants targeting what may be the actual cause of the disease.

STRONG INTENT TO PRESCRIBE

Motivated by efficacy in treating the underlying disease and not just the symptoms, clinicians intend to offer ATH434 to most of their patients with MSA.


$550-725M
Potential annual peak sales for ATH434 in the U.S. in MSA*

UNIQUE MOA

Inhibition of protein accumulation and aggregation is a novel mechanism of action that may ultimately prove in clinical practice to impact more than motor symptoms.

EASE OF USE

Given similar efficacy, clinicians will likely prefer ATH434's once or twice daily oral administration vs. the monthly IV infusions or injections required for alpha-synuclein antibodies that come to market.

*Does not include spontaneous use in PD

I³ STRATEGY PARTNERS
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Leadership of 3 FDA Approvals in Neurology David Stamler, M.D. Chief Medical Officer • 3 FDA Approvals in Neurology • Led FDA Advisory Committee and approval of Xenazine ® in Huntington’s disease in 2008 • Led clinical development and approval of Austedo ® in Huntington’s disease and Tardive dyskinesia, both approved in 2017 • Former Chief Medical Officer, Auspex Pharmaceuticals and VP, Clinical Development & Therapeutic Head, Movement Disorders, Teva Pharmaceuticals • Part of Teva’s US$3.5 billion acquisition of Auspex in 2015 • Development leadership from Auspex (Nonclinical, CMC and Clinical operations) joined Alterity in 2017 FDA Advisory Committee Votes Unanimously to Recommend Approval of Tetrabenazine for Chorea Associated With Huntington Disease Dec 7, 2007 XENAZINE® (Tetrabenazine) Approved by FDA for Patients with Chorea Associated with Huntington's Disease Aug 15, 2008 FDA approves Teva’s Austedo ® for Tardive Dyskinesia Aug 31, 2017 Teva’s Austedo is now the first and only therapy approved in the US to treat both tardive dyskinesia and chorea associated with Huntington’s disease 10

Investment Summary x Targeting Orphan disease with no approved treatments • ATH434 has potential U.S. peak sales up to US$ 725 million x Development team with proven track record at FDA x Lead drug candidate ATH434 • Commenced natural history study to inform Phase 2 study • Completed Phase 1 with excellent safety profile • Achieved CSF concentrations associated with robust efficacy in MSA animal model • Novel mechanism targets α - synuclein aggregation and root cause of oxidative stress x Phase 2 data 2H ‘22 x Strong pipeline potential with new patent family supporting next generation therapies x Strong balance sheet 11

For further information please contact: info@alteritytherapeutics.com